

July 11, 2013

Via E-mail
Joseph C. Shea, III
Chief Executive Officer, President
Port of Call Online, Inc.
40 Warren Street, Floor 3
Charlestown, MA 02129

  Re: Port of Call Online, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed July 3, 2013
    File No. 333-188575

Dear Mr. Shea:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We reissue in part comment 1 from our previously issued comment letters, dated June 27, 2013, and June 4, 2013. Please note, you acknowledge and disclose that you are a shell company and that the selling shareholders reselling their shares are considered underwriters. These selling shareholders are considered underwriters until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Since the selling shareholders are deemed to be underwriters whose sales are designed to create a market in the company's securities, Rule 415(a)(1)(i) is not available for this transaction. Accordingly, please revise your prospectus as follows:

- Disclose that the selling shareholders must offer and sell their shares at a fixed price for the duration of the offering;
- Disclose the fixed price at which the selling shareholders will offer their shares; and
- Revise to remove all indications that the selling shareholders have the ability to sell their shares at market prices.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or Celeste M. Murphy, Legal Branch Chief, at (202)-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Karen A. Batcher, Esq.
        Synergen Law Group, APC